2-28

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
February 2002

Sapiens International Corporation N.V.

(translation of registrant's name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curacao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___ No X

SAPIENS

FOR ADDITIONAL INFORMATION

Yuval Hadari
Chief Financial Officer
Sapiens International
Tel: +1-877-554-2426
+972-8-938-2721
E-mail: yuval.h@sapiens.com

Itzick Sharir
Chief Executive Officer
Sapiens International
Tel: +44-1895-464 225
E-mail: itzick.s@sapiens.com

SAPIENS ANNOUNCES Q4 AND YEAR-END RESULTS – BACK TO PROFITABILITY

Company reports second consecutive quarter of positive cash flow and fourth consecutive quarter of gross margin improvement

Research Triangle Park, N.C.— February 12, 2001—Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its unaudited results of operations for the fourth quarter and the audited results for the year ended December 31, 2001.

Revenues in the fourth quarter totaled $17.5 million, representing a 51% increase over the same period in 2000 and a continued 9% rise over the third quarter of 2001. Further improvements in product mix, project delivery and resource utilization contributed to a further increase in the gross profit margin to 40.3% compared to a negative 27% in the same quarter in 2000 and 34% in the third quarter of this year.

Operating profit was restored in Q4 2001, amounting to $1.0 million, compared with operating losses of $27.3 million in the final quarter of 2000 and operating losses of $1.3 million in Q3 2001. The return to operating profitability is largely the result of continued stringent cost-control measures implemented by management during the past 12 months. These measures are reflected by the continued decrease in operating expenses, which were reduced to $6.0 million compared with $24.1 million in Q4 2000 and $6.7 million in Q3 of this year.

The Company achieved net profit of $0.2 million in Q4 2001 compared with a net loss of $27.7 million in the fourth quarter of 2000 and continued improvement over a net loss of $2.5 million in the third quarter of this year.

On an annual basis, total revenues for 2001 decreased to $63.4 million from $72.7 million in 2000 due to the very difficult starting point following the last quarter of 2000. However, operating expenses were reduced to $33.2 million in 2001 from $59.6 million in 2000. The outcome is that the operating loss for 2001 decreased to $13.4 million from $39.0 million in 2000 and the net loss for 2001 decreased to $18.0 million from $38.1 million in 2000.

Sequential improvement in key financial indicators

($M)	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000
Revenues	17.5	16.0	15.8	14.1	11.6
Gross profit margin	40.3%	34%	29.6%	19%	(27%)
Operating profit (losses)	1.0	(1.3)	(4.7)	(8.4)	(27.3)
Net profit (losses)	0.2	(2.5)	(5.8)	(9.8)	(27.7)

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: "The improved performance reflected in the results of Q4 is the culmination of our recovery efforts made throughout the year on all levels. At the start of 2001, we set for ourselves an ambitious goal of returning to profitability by Q4 of 2001. I am proud to say that we have achieved that goal – and other key milestones – in a year marked by continued turbulence in the technology sector worldwide. Our success in 2001 was twofold: First and foremost, we restored our customers' confidence and, as a result, gradually increased order entry and revenues. In parallel, we implemented a strong adjustment of the Company's cost structure based primarily on reducing headcount and associated costs and streamlining our operations to achieve maximum efficiencies. I am proud of our achievements in 2001 and thank our customers, shareholders and employees for their support and hard work.

"Going forward in 2002, our energies and attention are shifting to growing our order entry and revenues coupled with continued improvement in gross profit margins. With our improved organizational and project delivery capabilities, we are confident in our ability to attract large-scale solution projects. We plan to allocate additional resources in the areas of marketing and solution development to support our future plans.

"Longer-term, we are now implementing a more focused business strategy by which to raise Sapiens to a position of global leadership in delivering strategic, cost-effective business software solutions to the Insurance Industry. We believe this objective is well within reach given our understanding of the business processes and IT needs of the insurance industry and our ability to design flexible insurance business frameworks based on our technologies.

"Our commitment to uncompromising quality and service to our customers remains the cornerstone of our business mission."

About Sapiens

Sapiens International Corporation (NASDAQ: SPNS) is a global provider of cost-effective business software solutions that are deployed rapidly and support our clients' core business processes. Our solutions, which are installed at hundreds of our customers worldwide, accelerate business solution development, legacy lifecycle management and application maintenance. We have accumulated expertise in serving more than 50 customers in the Insurance and Financial Services industries, and our understanding of their business processes and IT needs has naturally evolved into an area of strategic vertical focus. The cornerstone of our solution offerings is Sapiens eMerge™ – our rich technology heritage – that has evolved and matured over the course of thousands of man-years of research and development efforts.

Our installed base of customers includes 3M, AXA Insurance, Argos, Honda, IBM, Liverpool Victoria Insurance, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

# # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended	
	12/31/2001	12/31/2000	12/31/2001	12/31/2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues				
Products	$ 8,558	$ 3,746	$ 27,876	$ 38,403
Consulting and other services	8,920	7,813	35,559	34,341
Total revenues	17,478	11,559	63,435	72,744
Cost of revenues				
Products	5,043	8,043	20,358	25,737
Consulting and other services	5,396	6,633	23,212	26,414
Total cost of revenues	10,439	14,676	43,570	52,151
Gross Profit	7,039	(3,117)	19,865	20,593
Expenses				
Research and development, net	864	3,653	4,501	9,101
Selling, general and administrative	4,871	16,396	27,380	45,576
Amortization of goodwill	286	278	1,345	1,106
Merger costs	-	1,252	-	1,252
Restructuring expenses	-	2,558	-	2,558
Operating Income/(Loss)	1,018	(27,254)	(13,361)	(39,000)
Financial income/(expenses), net	(206)	(261)	(3,187)	(632)
Other income/(expenses), net (b)	(636)	(182)	(1,422)	1,546
Net Income/(Loss)	$ 176	$(27,697)	$ (17,970)	$(38,086)
Preferred stock dividend	-	-	-	(107)
Net income/(loss) to common shareholders	$ 176	$(27,697)	$ (17,970)	$ (38,193)
Basic earnings/(loss) per share	$ 0.00	$ (1.20)	$ (0.78)	$ (1.69)
Diluted earnings/(loss) per share	$ 0.00	$ (1.20)	$ (0.78)	$ (1.69)

Note a: Certain prior year's amounts have been reclassified to conform with current year presentation.
b: Includes other expenses, taxes and minority interest

SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	12/31/2001 (Audited)	12/31/2000 (Audited)
Assets		
Cash	$ 18,587	$ 17,038
Short-term investments	50	2,872
	18,637	19,910
Trade receivables	17,563	31,663
Other current assets	7,084	7,713
Total current assets	43,284	59,286
Property and equipment, net	4,097	6,707
Other assets	23,082	26,407
Total assets	$ 70,463	$ 92,400
Liabilities and shareholders' equity		
Short-term loans and current maturities of long-term debt	$ 16,454	$ 16,981
Trade payables	3,242	6,112
Other liabilities and accrued expenses	20,318	25,131
Deferred revenue	1,633	3,172
Total current liabilities	41,647	51,396
Long-term debt and other liabilities	7,365	7,433
Redeemable shares in a subsidiary	10,711	14,675
Shareholders' equity	10,740	18,896
Total liabilities and shareholders' equity	$ 70,463	$ 92,400

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: February 28, 2002

By: Steve Kronengold / AG
Steve Kronengold
General Counsel